Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

July 7, 2023

Mr. Bernard Nolan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Fort Pitt Capital Total Return Fund (S000032592)

Dear Mr. Nolan:

This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2023, regarding the Trust’s Preliminary Proxy Statement filed May 22, 2023 (SEC Accession No. 0000894189-23-003837). The Staff’s comment is summarized in bold font below followed by the Trust’s response.

SEC Comment: Please confirm to the Staff that all information, as applicable, required by Item 22c of Schedule 14A has been disclosed.

Trust Response: The Trust represents that it has made all of the disclosures as required by Item 22c of Schedule 14A.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine Richards
Elaine E. Richards
Secretary
Advisors Series Trust
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